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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-230082
March 29, 2019

Ruhnn Holding Limited

        Ruhnn Holding Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, UBS Securities LLC at +1-888-827-7275, or Top Capital Partners Limited at +86-5621-6660. You may also access our company's most recent prospectus dated March 29, 2019, which is included in Amendment No. 2 to our company's registration statement on Form F-1, as filed with the SEC on March 29, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at:

        https://www.sec.gov/Archives/edgar/data/1753268/000104746919001753/a2238202zf-1a.htm

        This free writing prospectus reflects amendments that were made in Amendment No. 2 to supplement and update the information contained in our company's preliminary prospectus dated March 22, 2019. All references to page numbers are to page numbers in the Amendment No. 2.

Cover

The name of the following underwriter has been added to the cover.

Tiger Broker

The following table replaces the table on page 61 in its entirety.

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Shareholders' (deficit) equity:
Ordinary shares (US$0.000000001 par value; 1,000,000,000 ordinary shares authorized, 319,406,760 ordinary shares issued and outstanding on an actual basis)	—	—	—	—	—	—
Class A ordinary shares (US$0.000000001 par value; 822,665,750 Class A ordinary shares authorized, 186,238,409 Class A ordinary shares issued and outstanding on a pro forma basis; 236,238,409 shares issued and outstanding on a pro forma as adjusted basis)	—	—	—	—	—	—
Class B ordinary shares (US$0.000000001 par value; 177,334,250 Class B ordinary shares authorized, 177,334,250 Class B ordinary shares issued and outstanding on a pro forma basis and on a pro forma adjusted basis)	—	—	—	—	—	—
Additional paid-in capital	616,115	89,611	714,491	103,918	1,490,735	216,818
Subscription receivable	(558,995)	(81,303)	(558,995)	(81,303)	(558,995)	(81,303)
Accumulated deficit	(204,539)	(29,749)	(204,539)	(29,749)	(204,539)	(29,749)

Total shareholders' deficit	(147,419)	(21,441)	(49,043)	(7,134)	727,201	105,766

Non-controlling interest	(11,027)	(1,604)	—	—	—	—
Total equity	(158,446)	(23,045)	(49,043)	(7,134)	727,201	105,766

*
There are uncertainties relating to the payment of the subscription price by our shareholders, in particular with respect to the satisfaction of certain regulatory requirements. As such, there can be no assurance that the unpaid subscription price will be paid before the deadline contemplated in the restructuring agreements.

**
On March 5, 2019, we entered into an agreement with ZHANG Yi, one of our top KOLs and a shareholder, whereby we issued 44,165,899 ordinary shares to her in exchange for her 49% non-controlling equity interest in Hangzhou Dayi and the exclusive cooperation rights with her in online sales of women apparel products until the later of five years after the completion of this offering or when her beneficial interest in our company fall below 5%. The fair value of the shares issued to ZHANG Yi in the amount of RMB759.2 million is based on an assumed initial public offering price of US$12.50 per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus. The fair value of shares issued to ZHANG Yi has been allocated to the acquisition of the non-controlling interest of Hangzhou Dayi and exclusive cooperation rights at RMB649.8 million and RMB109.4 million respectively and are on a provisional basis pending on our final valuation. As such, the amount of the additional paid-in capital recorded as a result of this transaction is subject to change.

 Pages 62 and 63

The following section replaces the Dilution section on pages 62 and 63 in its entirety.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Because our Class A ordinary shares and Class B ordinary shares will have the same dividend and other rights, except for conversion and voting rights, the following discussion is presented on the basis of all of our ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Our net tangible book value as of December 31, 2018 was approximately RMB(165.1) million (US$(24.0) million), or RMB(0.52) (US$(0.08)) per ordinary share as of that date, and US$(0.38) per ADS. Net tangible book value represents the amount of our total assets, less the amount of our intangible assets, goodwill, prepaid IPO expenses and total liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the Hangzhou Dayi Minority Interest Acquisition and issuance and sale by us of 50,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to (i) the Hangzhou Dayi Minority Interest Acquisition and (ii) the issuance and sale by us of 50,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$104.8 million, or US$0.25 per outstanding ordinary share and US$1.27 per ADS. This represents an immediate increase in net tangible book value of US$0.33 per ordinary share and US$1.65 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.25 per ordinary share and US$11.23 per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per ordinary share		Per ADS
Actual net tangible book value per share as of December 31, 2018	US$	(0.08)	US$	(0.38)
Pro forma net tangible book value per share after giving effect to the Hangzhou Dayi Minority Interest Acquisition	US$	(0.02)	US$	(0.11)
Pro forma as adjusted net tangible book value per share after giving effect to the Hangzhou Dayi Minority Interest Acquisition and this offering.	US$	0.25	US$	1.27
Assumed initial public offering price	US$	2.50	US$	12.50
Dilution in net tangible book value per share to new investors in this offering	US$	2.25	US$	11.23

        The amount of dilution in net tangible book value to new investors in this offering set forth above is determined after giving effect to this offering from the public offering price per ordinary share.

        A US$1.00 increase (decrease) in the assumed public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$9.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.02 per ordinary share and US$0.11 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.18 per ordinary share and US$0.89 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration			Average Price per Ordinary Share
								Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	363,572,659	87.9%	US$	81,302,501	39.4%	US$	0.22	US$	1.12
New investors	50,000,000	12.1%	US$	125,000,000	60.6%	US$	2.50	US$	12.50
Total	413,572,659	100%	US$	206,302,501	100%	US$	0.50	US$	2.49

        If the underwriters were to fully exercise the over-allotment option to purchase 7,500,000 additional shares of our ordinary shares from us and the selling shareholders, the percentage of shares of our ordinary shares held by existing shareholders would be 86.2%, and the percentage of shares of our common stock held by new investors would be 13.8%.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table replaces the table on page 189 in its entirety.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
UBS Securities LLC
Top Capital Partners Limited

Total	10,000,000

The following paragraph has been added to the second paragraph on page 189.

        Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. Top Capital Partners Limited is not a broker-dealer registered with the SEC and may not make sales in the United States or to U.S. persons. Top Capital Partners Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

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Ruhnn Holding Limited
Cover

Pages 62 and 63
DILUTION